Exhibit 23.1
Consent of Independent Auditors
We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-167337), Form S-4 (No. 333-180033), and Form S-8 (Nos. 333-184292, 333-182957, 333-134283, 333-113269, 333-111829, 333-74620, 333-41993, 333-163197, 333-174373 and 333-176353) of CoreLogic, Inc. of our audit report dated March 28, 2014, with respect to the combined carve-out balance sheet of the Data Business (a carve-out of Property Data Holdings, Ltd) as of December 31, 2013, and the related combined carve-out statements of operations and parent company investment and cash flows for the year then ended, which report appears in the Form 8-K/A of CoreLogic, Inc. filed with the Securities and Exchange Commission on May 5, 2014.

/s/ KPMG LLP
Vancouver, Canada
May 5, 2014